March 12, 2007

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0510

Re:  Comment letter dated February 26, 2007, File No. 1-8399

Dear Mr. Cash:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated February 26, 2007, related to the Annual Report on Form 10-K of Worthington Industries, Inc. (the “Company”, “WII”, “we”, or “our”) for the fiscal year ended May 31, 2006 (the “2006 Form 10-K”). In responding to the Commission’s comments, WII acknowledges that:

•	WII is responsible for the adequacy and accuracy of the disclosure in WII’s filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	WII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We feel this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the changing disclosure requirements to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Management’s Discussion and Analysis of Financial Condition – Key Economic and Industry Indicators, page 21

1.	We note that the automotive end market represents approximately 33% of your net sales and that currently you are monitoring this industry as it is experiencing a downturn. We note from your November 30, 2006 Form 10-Q that this trend has continued during your fiscal year 2007. Please tell us what consideration you have given to your inventory and goodwill values as they relate to the auto industry. Tell us, and in future filings disclose what the potential impact of a continued downturn in this industry could have on your financial statements. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response: On a quarterly basis we evaluate both customer specific and non-customer specific inventory and, as appropriate, adjust the balances to reflect lower-of-cost-or-market. As for the goodwill reported on our balance sheet at May 31, 2006, none of it is associated with our operating segments that derive revenue from sales to the automotive industry.

We disclosed the fact that reduced automotive/truck production and the financial difficulties of customers in this industry could negatively impact our sales and financial results (see the disclosures in Item 1A. – Risk Factors – Economic or Industry Downturns on page 9 of our 2006 Form 10-K). We disclosed in our Form 10Q for the first quarter ended August 31, 2006, the announced production cuts by the automotive “Big Three” and that such cuts were expected to result in decreased orders from not only the “Big Three”, but also their suppliers (see disclosures in Item 2 MD&A – Key Economic Indicators and Trends on page 11 of our first quarter 10Q). We disclosed in our Form 10Q for the second quarter ended November 30, 2006 that our steel processing segment is significantly impacted by the number of vehicles produced in North America, that the total North American vehicle production was much lower than in the comparable period of the prior year, that the production cuts had been extended into calendar year 2007, and that the cuts had resulted in decreased orders from the “Big Three” and their suppliers (see disclosure in Item 2 MD&A – Overview on page 10 of the second quarter 10Q). Also in our second quarter 10Q we discussed in the results of operation for our steel processing segment noting that volumes were down 14% due to the weakness of our end markets, especially automotive and construction (see disclosure on page 13 of our second quarter 10Q). We believe that these disclosures appropriately address the downturn in the automotive industry and the potential negative impact it may have on our financial statements. Beyond this, it is very difficult to provide any more specific information about the potential impact industry slowness may cause as we cannot predict such impact with any degree of certainty since our overall volumes and pricing in that segment are impacted by many other factors.

We will continue to monitor the automotive industry and to the extent that the impact of a downturn on our financial statements becomes more definitive, we will include this information in MD&A.

Note A. Summary of Significant Accounting Policies – Revenue Recognition, page 47

2.

We read that you recognize revenues under the percentage-of-completion method within the Construction Services operating segment. Please quantify for us any such revenues recorded during each period presented in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please comply with the following comments:

•	Please tell us, and disclose in future filings, your methods for measuring the extent of progress towards completion (e.g. cost-to-cost). Refer to paragraph 45 of SOP 81-1.

•

Please tell us what consideration you gave to providing the disclosures indicated by Article 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, including presenting costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on your balance sheet.

Response: The Construction Services operating segment is included in our “Other” category and had net sales of $43,923,000, $4,163,000 and $10,397,000, which represented 1.5%, 0.1% and 0.4% of consolidated net sales for the fiscal years ended May 31, 2006, 2005 and 2004, respectively. In future filings, we will disclose the fact that these net sales are immaterial. If they become material, we will comply with the necessary disclosure requirements.

3.

We note you disclosed in Item 1. – Business that you provide tolling services. Please quantify for us any such revenues recorded during each period presented in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please comply with the following comments:

•	Please tell us, and revise future filings to disclose, when and how you recognize revenue under tolling service arrangements.

•	If applicable, separately disclose tolling service revenues and related costs of services in the statements of operations as required by Rules 5-03(1) and (2) of Regulation S-X.

Response: Net sales from tolling were $89,298,000, $87,351,000 and $74,928,000 representing only 3.1%, 2.8% and 3.1% of consolidated net sales for the fiscal years ended May 31, 2006, 2005 and 2004, respectively. In future filings, we will disclose the fact that these net sales are immaterial. If they become material, we will comply with the necessary disclosure requirements.

Note E. Employee Pension Plans, page 56

4.

We note your disclosures on page 56 concerning your obligation to pay service benefits in Austria, including your reference to the net periodic pension cost for these plans and the related actuarial assumptions. Please help us to understand how you determined that these disclosures met the requirements of SFAS 132R. If appropriate, revise your disclosure in future filings.

Response: Paragraph 7 of SFAS 132R states that “a United States reporting entity may combine disclosures about pension plans .. . . outside the U.S. with those for U.S. plans unless the benefit obligation of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions.” The Austrian plans use significantly different discount rates and are unfunded. Therefore, we did not combine the disclosures with the U.S. plan.

The Austrian plans are immaterial as the accrued liability and the net periodic pension cost represented less than 1.0% of consolidated total liabilities and less than 0.5% of consolidated net income as of and for the years ended May 31, 2006 and 2005, respectively. Therefore, we disclosed the most significant amounts for these plans: the accrued liability (approximates the projected benefit obligation as unrecognized amounts are immaterial), the net periodic pension cost, the assumed salary rate increase used and the discount rate used. All other disclosures required under paragraph 5 of SFAS 132R were either not applicable or immaterial. We will continue to monitor the materiality of all items related to these plans for possible disclosure in future filings, including the changes required by SFAS 158.

Note Q. Acquisitions, page 64

5.

We note that you have allocated approximately 75% of the total estimated purchase price of Western Cylinder Assets to goodwill. Please provide us with a description of the factors that contributed to such a large percentage of the purchase price being allocated to goodwill. If applicable, please provide all of the disclosures required by paragraph 51(b) of SFAS 141 in future filings.

Response:

To allocate the purchase price of the propane and specialty gas cylinder business of Western Industries, Inc., we used an external valuation expert to appraise the fixed assets and identify and value any material intangible assets. Using this valuation and the recognition criteria of SFAS 141, specifically those listed in appendix A, we allocated the purchase price to the identifiable tangible and intangible assets. The remainder was assigned to goodwill. Among the many factors contributing to a purchase price in excess of the identifiable assets were the following:

a.

As mentioned in Note Q, the acquisition gave us the ability to manufacture 14.1 oz. and 16.4 oz disposable cylinders. This was a strategic, market-driven acquisition, as we did not previously manufacture these product lines.

b.

The cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us. Since the fair values assigned to the acquired assets can only assume strategies and synergies of market participants, that investment value is included in goodwill.

c.

The purchase price includes a going-concern element that represents our ability to earn a higher rate of return on a group of assets than would be expected on the separate assets as determined during the valuation process.

d.

The purchase price includes fair values of other assets that were not identifiable, not separately recognizable per SFAS 141 (i.e. assembled workforce), of immaterial value, or the costs of recognizing them separately were not justified by the benefits.

We will disclose this information in future filings.

Schedule II – Valuation and Qualifying Accounts, page 67

6.

We read in your MD&A on page 23 that bad debt expense decreased by $9.7 million in fiscal 2006, and that this decrease reflects the favorable settlement of your claim in a large bankruptcy case. We assume that this is the reason that Schedule II reflects negative bad debt expense of $4.7 million in the rollforward of your allowance for doubtful accounts for fiscal 2006. Please confirm our assumption, if true; otherwise, help us to understand the negative bad expense reflected on this schedule for fiscal 2006. If our understanding is correct, please revise this schedule in future filings to reflect bad debt expense and income from recoveries of previously written-off amounts on a gross basis, as we believe this is important information to provide your investors.

Response: Schedule II does reflect the favorable settlement of our claim in a large bankruptcy case resulting in negative bad debt expense for the fiscal year ended May 31, 2006. In the future, we will revise this schedule to reflect bad debt expense and income from recoveries of previously written-off amounts on a gross basis.

Item 9A – Controls and Procedures, Evaluation of Disclosure Controls and Procedures, page 68

7.

We note your disclosure that your “principal executive officer and principal financial officer have concluded that such disclosure controls and procedures were effective as of the end of the fiscal year covered by this annual report of Form 10-K to ensure that material information relating to Worthington Industries, Inc. and our consolidated subsidiaries is made known to them, particularly during the period for which periodic reports of Worthington Industries, Inc., including this Annual Report on Form 10-K are being prepared.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and your chief financial officer, to allow timely decisions regarding required disclosure and that information you are required to disclose in the reports that you file with under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms (see definitions in Rules 13a-15(e) and 15d-15(e)). Alternatively, in future filings you may simply state that your disclosure controls and procedures are effective or ineffective, without providing any part of the definition.

Response: We confirm that our Chairman of the Board and Chief Executive Officer (our principal executive officer) and our President and Chief Financial Officer (our principal financial officer) concluded that our disclosure controls and procedures were effective as of the end of the fiscal year covered by our 2006 Form 10-K to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure and that information that is required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We will revise future filings to clarify the foregoing.

8.

We read in the first paragraph that your disclosure controls and procedures are designed to provide reasonable assurance. We read in the second paragraph that because of inherent limitations, disclosure controls and procedures can only provide reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met. Please confirm to us, and revise future filings to state, that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Alternatively, you may revise future filings to remove all references to reasonable assurance.

Response: We confirm that our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the fiscal year covered by our 2006 Form 10-K. We will revise all future filings to clarify the same.

Changes in Internal Control Over Financial Reporting, page 70

9.

We note your disclosure that “There were no changes, except for the continued implementation of the new enterprise resource planning (ERP) system mentioned below,…in [your] internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting.” Please confirm to us, and if applicable revise future filings to clarify, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We believe that your current wording is unclear.

Response: We confirm that while the implementation of our ERP system has caused changes in our internal control over financial reporting, none of these changes have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We will revise future filings to clarify the disclosure related to changes in our internal control over financial reporting.

We believe the above explanations have been responsive to your comments. Should you need further information, please contact Richard Welch at 614-840-3437.

Sincerely,

/s/ John S. Christie
John S. Christie
President and Chief Financial Officer